UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             THE VINCAM GROUP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  92719 B 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Ira N. Rosner, P.A.
                            Steel Hector & Davis LLP
                          200 South Biscayne Boulevard
                                   Suite 4000
                              Miami, Florida 33131
                                 (305) 577-7000
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 3, 1998
-------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See /section/ 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       THIS DOCUMENT CONSISTS OF 19 PAGES.

                                  SCHEDULE 13D
-------------------
CUSIP NO. 92719B104
-------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORT PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CARLOS A. SALADRIGAS
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             N/A
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
          NUMBER OF                7      SOLE VOTING POWER  1,194,328, except
           SHARES                         as to the proposed Merger.
        BENEFICIALLY                      (See Item 5).
         OWNED BY              -------------------------------------------------
           EACH                    8      SHARED VOTING POWER
        REPORTING                         (a) 1,437,075 with respect to all
          PERSON                          matters other than the proposed
          WITH                            Merger.
                                          (b) 7,084,906, solely with respect to
                                          the proposed Merger.
                                          (See Item 5).
                               -------------------------------------------------
                                   9      SOLE DISPOSITIVE POWER   1,194,328
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER 1,437,075
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             (a)  2,631,403, with respect to all matters other than the proposed
             Merger. (See Item 5).
             (b)  7,084,906, solely with respect to the proposed Merger.
             (See Item 5).
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             (a) 16.7%, with respect to all matters other than the proposed
             Merger.
             (b) 45.0%, solely with respect to the proposed Merger.
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
-------------------
CUSIP NO. 92719B104
-------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORT PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             JOSE M. SANCHEZ
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             N/A
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
          NUMBER OF                7      SOLE VOTING POWER  2,653,503, except
           SHARES                         as to the proposed Merger.
        BENEFICIALLY                      (See Item 5).
         OWNED BY              -------------------------------------------------
           EACH                    8      SHARED VOTING POWER
        REPORTING                         (a) 0, with respect to all matters
          PERSON                          other than the proposed Merger.
          WITH                            (b) 7,084,906, solely with respect to
                                          the proposed Merger.
                                          (See Item 5).
                               -------------------------------------------------
                                   9      SOLE DISPOSITIVE POWER   2,653,503
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER 0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             (a)  2,653,503, with respect to all matters other than the proposed
             Merger. (See Item 5).
             (b)  7,084,906, solely with respect to the proposed Merger.
             (See Item 5).
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             (a) 16.9%, with respect to all matters other than the proposed
             Merger.
             (b) 45.0%, solely with respect to the proposed Merger.
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
-------------------
CUSIP NO. 92719B104
-------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORT PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             MICHAEL J. GATSAS
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             N/A
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
          NUMBER OF                7      SOLE VOTING POWER  900,000, except
           SHARES                         as to the proposed Merger.
        BENEFICIALLY                      (See Item 5).
         OWNED BY              -------------------------------------------------
           EACH                    8      SHARED VOTING POWER
        REPORTING                         (a) 0, with respect to all matters
          PERSON                          other than the proposed Merger.
          WITH                            (b) 7,084,906, solely with respect to
                                          the proposed Merger.
                                          (See Item 5).
                               -------------------------------------------------
                                   9      SOLE DISPOSITIVE POWER   900,000
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER 0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             (a)  900,000, with respect to all matters other than the proposed
             Merger. (See Item 5).
             (b)  7,084,906, solely with respect to the proposed Merger.
             (See Item 5).
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             (a)  5.7%, with respect to all matters other than the proposed
             Merger.
             (b) 45.0%, solely with respect to the proposed Merger.
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
-------------------
CUSIP NO. 92719B104
-------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORT PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             THEODORE L. GATSAS
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             N/A
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
          NUMBER OF                7      SOLE VOTING POWER  900,000, except
           SHARES                         as to the proposed Merger.
        BENEFICIALLY                      (See Item 5).
         OWNED BY              -------------------------------------------------
           EACH                    8      SHARED VOTING POWER
        REPORTING                         (a) 0, with respect to all
          PERSON                          matters other than the proposed
          WITH                            Merger.
                                          (b) 7,084,906, solely with respect to
                                          the proposed Merger.
                                          (See Item 5).
                               -------------------------------------------------
                                   9      SOLE DISPOSITIVE POWER   900,000
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER 0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             (a)  900,000, with respect to all matters other than the proposed
             Merger. (See Item 5).
             (b)  7,084,906, solely with respect to the proposed Merger.
             (See Item 5).
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             (a)  5.7%, with respect to all matters other than the proposed
             Merger.
             (b) 45.0%, solely with respect to the proposed Merger.
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
-------------------
CUSIP NO. 92719B104
-------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORT PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             SALADRIGAS FAMILY LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             N/A
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             FLORIDA
--------------------------------------------------------------------------------
          NUMBER OF                7      SOLE VOTING POWER  1,437,075, except
           SHARES                         as to the proposed Merger.
        BENEFICIALLY                      (See Item 5).
         OWNED BY              -------------------------------------------------
           EACH                    8      SHARED VOTING POWER
        REPORTING                         (a) 0, with respect to all
          PERSON                          matters other than the proposed
          WITH                            Merger.
                                          (b) 7,084,906, solely with respect to
                                          the proposed Merger.
                                          (See Item 5).
                               -------------------------------------------------
                                   9      SOLE DISPOSITIVE POWER   1,437,075
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER 0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             (a)  1,437,075, with respect to all matters other than the proposed
             Merger. (See Item 5).
             (b)  7,084,906, solely with respect to the proposed Merger.
             (See Item 5).
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             (a)  9.1%, with respect to all matters other than the proposed
             Merger.
             (b) 45.0%, solely with respect to the proposed Merger.
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
             LP
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
-------------------
CUSIP NO. 92719B104
-------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORT PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             GATSAS FAMILY LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             N/A
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF                7      SOLE VOTING POWER  818,100, except
           SHARES                         as to the proposed Merger.
        BENEFICIALLY                      (See Item 5).
         OWNED BY              -------------------------------------------------
           EACH                    8      SHARED VOTING POWER
        REPORTING                         (a) 0, with respect to all
          PERSON                          matters other than the proposed
          WITH                            Merger.
                                          (b) 7,084,906, solely with respect to
                                          the proposed Merger.
                                          (See Item 5).
                               -------------------------------------------------
                                   9      SOLE DISPOSITIVE POWER   818,100
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER 0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             (a)  818,100, with respect to all matters other than the proposed
             Merger. (See Item 5).
             (b)  7,084,906, solely with respect to the proposed Merger.
             (See Item 5).
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             (a)  5.2%, with respect to all matters other than the proposed
             Merger.
             (b) 45.0%, solely with respect to the proposed Merger.
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
             LP
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

This statement amends (i) the statement on Schedule 13G, dated February 13, 1997, filed on behalf of Carlos A. Saladrigas, Olga M. Saladrigas, Saladrigas Heritage Investments, Inc. and Saladrigas Family Limited Partnership, as amended to date; (ii) the statement on Schedule 13G, dated February 13, 1997, filed on behalf of Jose M. Sanchez, as amended to date; (iii) the statement on Schedule 13D, dated February 10, 1998, filed on behalf of Michael J. Gatsas; and (iv) the statement on Schedule 13D, dated February 10, 1998, filed on behalf of Theodore
L. Gatsas.

ITEM 1.           SECURITY AND ISSUER.

                  The title of the class of equity securities to which this statement relates is:

                  Common Stock, $.001 par value per share ("Common Stock") of The Vincam Group, Inc., a Florida corporation (the "Issuer")

                  The name of the Issuer and address of its principal executive offices are:

                  The Vincam Group, Inc.
                  10200 Sunset Drive
                  Miami, FL 33173

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This statement is filed on behalf of Carlos A. Saladrigas ("Saladrigas"), Saladrigas Family Limited Partnership, a Florida limited partnership ("Saladrigas LP"), Jose M. Sanchez ("Sanchez"), Michael J. Gatsas ("M. Gatsas"), Theodore L. Gatsas ("T. Gatsas"), and Gatsas Family Limited Partnership, a Delaware limited partnership ("Gatsas LP"). Saladrigas, Saladrigas LP, Sanchez, T. Gatsas, M. Gatsas, and Gatsas LP are collectively referred to as the "Reporting Persons."

                  Saladrigas LP is an estate planning vehicle for Saladrigas and his family. Saladrigas Heritage Investments, Inc., a Florida corporation (the "General Partner"), is the sole general partner of Saladrigas LP. Saladrigas and his wife, Olga M. Saladrigas, ("Mrs. Saladrigas") are each 50% shareholders of the General Partner, and are therefore deemed to control the General Partner. Saladrigas, Sanchez, and Mrs. Saladrigas are the directors of the General Partner. Saladrigas is the President and Mrs. Saladrigas is the Secretary and Treasurer of the General Partner.

                  Gatsas LP is an estate planning vehicle for M. Gatsas and his family. MJG Investments, LLC, a Delaware limited liability company ("MJG"), is the sole general partner of Gatsas LP, and M. Gatsas is the sole member of MJG.

                  (b) The principal business address of each of Saladrigas, Saladrigas LP, the General Partner, and Sanchez is 10200 Sunset Drive, Miami, FL 33173. The residence address of Mrs. Saladrigas is 11000 S.W. 83rd Avenue, Miami, FL 33156. The principal business address of each of M. Gatsas, T. Gatsas, Gatsas LP, and MJG is c/o Vincam/Staffing Network, Inc., 111 Charles Way, P.O. Box 6430, Manchester, New Hampshire 03108-6430.

                  (c) Saladrigas serves as the Chairman of the Board and Chief Executive Officer for the Issuer and Sanchez serves as the Vice Chairman of the Board and Area President--South Florida for the Issuer. They both conduct their businesses at the Issuer's principal executive offices set forth in Item 1 above.

                  Mrs. Saladrigas is not employed and is living at her residence identified above.

                  M. Gatsas serves as an Area President for the Issuer and T. Gatsas serves as an Area Vice President for the Issuer. They both conduct their businesses at Vincam/Staffing Network, Inc., 111 Charles Way, P.O. Box 6430, Manchester, New Hampshire 03108-6430.

                  (d) During the last five years, none of the Reporting Persons, the General Partner, Mrs. Saladrigas, or MJG has been convicted in a criminal proceeding.

                  (e) During the last five years, none of the Reporting Persons, the General Partner, Mrs. Saladrigas, or MJG has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  (f) Each of Saladrigas, Sanchez, Mrs. Saladrigas, M. Gatsas, and T. Gatsas is a citizen of the United States of America.

                  The Reporting Persons constitute, and are filing this statement, as a "group" within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Joint Filing Agreement among the Reporting Persons is filed herewith as Exhibit 1.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  This statement is filed as a result of the execution of a Voting Agreement (the "Voting Agreement"), dated as of December 3, 1998, by and among Automatic Data Processing, Inc., a Delaware corporation ("ADP"), Saladrigas, Saladrigas LP, Sanchez, M. Gatsas, T. Gatsas, and Gatsas LP. No payments are required to be made by the Reporting Persons in connection with the Voting Agreement.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The Voting Agreement was entered into in connection with the execution of an Agreement and Plan of Merger, dated as of December 3, 1998 (the "Merger Agreement"), by and among ADP, ADP Acquisition Corp. (Florida) ("ADP Sub"), and the Issuer, as an inducement and a condition to ADP's entering into the Merger Agreement. Pursuant to the Merger Agreement, ADP

Sub will be merged with and into the Issuer (the "Merger"), the separate corporate existence of ADP Sub will cease and the Issuer will continue after the Merger as a wholly-owned subsidiary of ADP. Copies of the Voting Agreement and the Merger Agreement are filed as exhibits hereto and are incorporated herein by reference. The description of the transactions summarized below are qualified in their entirety by reference to such Exhibits, which are incorporated herein by reference.

                  Under the terms of the Merger Agreement, which was unanimously approved by the board of directors of the Issuer, holders of outstanding Common Stock of the Issuer will receive 0.229 shares of ADP common stock for each outstanding share of Common Stock of the Issuer, provided that the average ADP stock price for the 10 trading days ending three business days prior to the shareholders meeting to be held to approve the transaction is between $68.781 and $84.065. For average ADP stock prices between $61.138 and $68.781, the exchange ratio adjusts to keep the value constant at $15.25 per share for the Issuer's Common Stock. Similarly, between $84.065 and $91.708, the exchange ratio adjusts to keep the value constant at $19.25 per share for the Issuer's Common Stock. Above $91.708, the exchange ratio remains fixed at .2099 ADP shares for each share of the Issuer's Common Stock. Should ADP's average stock price fall below $61.138, the Issuer has the option to accept an exchange ratio of .2576 ADP shares for each share of the Issuer's Common Stock or it may request that ADP issue additional shares to keep the value at $15.75. If ADP does not issue additional shares, the Issuer can terminate the Merger Agreement. The exchange ratios described above are subject to certain additional adjustments set forth in the Merger Agreement. The Merger Agreement also provides that the Issuer will be required to pay ADP a break-up fee of $8.5 million if the Merger Agreement is terminated for certain reasons, including if Vincam accepts or recommends an alternative transaction and ADP terminates the Merger Agreement.

                  The consummation of the Merger is subject to approval by the Issuer's shareholders, pooling-of-interests accounting treatment and the receipt of certain regulatory approvals, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary closing conditions.

                  To effect the Merger, each of the Reporting Persons, irrevocably and unconditionally, has agreed, pursuant to the Voting Agreement, that, at any meeting of the shareholders of the Issuer, however called, and in any action by consent of the shareholders of the Issuer, such Reporting Person will vote (or cause to be voted) the shares of Common Stock held of record (to the extent such person also has the right to vote such shares) or beneficially owned (to the extent such person also has the right to vote such shares) by such Reporting Person in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement.

                  Each Reporting Person further agreed that (i) such Reporting Person will not, or permit any person under such Reporting Person's control to, enter into any voting agreement or grant a proxy or power of attorney with respect to the shares of Common Stock held of record or beneficially owned by such Reporting Person or form any "group" for purposes of the Exchange Act, or the rules promulgated thereunder, in each such case, which is inconsistent with the Voting Agreement, and (ii) except as set forth in the Merger Agreement, such Reporting Person will not (x) solicit, initiate, encourage (including by way of furnishing information or assistance) or take any other action to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Transaction Proposals (as defined in the Merger Agreement) or agree to or endorse any Transaction Proposal or (y) propose, enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing.

                  Each Reporting Person further agreed that except as set forth in the Voting Agreement, such Reporting Person will not (i) tender any shares of Common Stock of the Issuer, (ii) sell, assign or transfer record or beneficial ownership of any of the shares of Common Stock of the Issuer, or (iii) further pledge, hypothecate or otherwise dispose of any shares of Common Stock of the Issuer.

                  The Voting Agreement terminates upon the earlier to occur of
(i) the closing of the transactions contemplated by the Merger Agreement and
(ii) the date the Merger Agreement is terminated in accordance with its terms.

                  Under the terms of the Voting Agreement, if a Reporting Person acquires the right to vote any additional shares of Common Stock, the Voting Agreement shall be applicable to such additional shares.

                  Pursuant to the Voting Agreement, ADP has agreed, prior to the closing of the transactions contemplated by the Merger Agreement, to enter into a registration rights agreement with the Reporting Persons and, as contemplated thereby, to (i) file promptly after the registration statement relating to the shares of ADP Common Stock to be issued in the Merger is declared effective and
(ii) use its reasonable commercial efforts to have declared effective by the Securities Exchange Commission on or prior to effective time of the Merger, a registration statement on Form S-3 covering the shares of ADP common stock to be received by the Reporting Persons in the Merger in exchange for their shares of Common Stock of the Issuer and to use its reasonable commercial efforts to maintain the effectiveness of such registration statement until the earlier of
(x) the date all such shares are disposed of and (y) one year from the date of effectiveness.

                  Each of the Reporting Persons may acquire additional shares of Common Stock of the Issuer, but may not dispose of beneficial ownership of any shares of Common Stock of the Issuer, except as set forth in the Voting Agreement. None of the Reporting Persons has a present intent to acquire additional shares of the Issuer, although this intention may change depending upon market conditions. Other than with respect to the proposed Merger, none of the Reporting Persons has any present plans which would result in a liquidation of the Issuer or a sale or transfer of substantially all of the Issuer's assets. Upon the consummation of the Merger, (i) the Articles of Incorporation and the By-Laws of ADP Sub will be the Articles of Incorporation and the By-Laws of the Issuer, as the surviving corporation; and (ii) the directors and officers of the Issuer, as the surviving corporation, will include the current directors and the executive officers of the Issuer. Other than with respect to the proposed Merger, none of the Reporting Persons has any plan to effect a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure. Upon the consummation of the Merger, the shares of the Issuer will be exchanged for the shares of ADP common stock and the Issuer will become a wholly-owned subsidiary of ADP. Consequently, the Common Stock of the Issuer will cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association and the reporting obligations of the Issuer under the Exchange Act will cease.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) - (b) Saladrigas beneficially owns 2,631,403 shares of Common Stock of the Issuer, including 1,437,035 shares of Common Stock of the Issuer held by Saladrigas LP. Accordingly, Saladrigas beneficially owns 16.5% of the Issuer's Common Stock outstanding as of December 3, 1998. Saladrigas has sole voting and dispositive power with respect to 1,194,328 shares of the Issuer's Common Stock and has shared voting and dispositive power with respect to 1,437,075 shares of the Issuer's Common Stock held by Saladrigas LP. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger, Saladrigas may be deemed to share the power to vote an aggregate of 7,084,906 shares of the Issuer's Common Stock, which shares constitute approximately 45.0% of the shares of the Issuer's Common Stock outstanding as of December 3, 1998.

                  Sanchez beneficially owns, and has the sole power to vote and dispose of, an aggregate of 2,653,503 shares of the Issuer's Common Stock, which shares constitute approximately 16.9% of the shares of the Issuer's Common Stock outstanding as of December 3, 1998. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger, Sanchez may be deemed to beneficially own and share the power to vote an aggregate of 7,084,906 shares of the Issuer's Common Stock, which shares constitute approximately 45.0% of the shares of the Issuer's Common Stock outstanding as of December 3, 1998.

                  Saladrigas LP beneficially owns, and has the sole power to vote and dispose of, an aggregate of 1,437,075 shares of the Issuer's Common Stock, which shares constitute approximately 9.1% of the shares of the Issuer's Common Stock outstanding as of December 3, 1998. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger, Saladrigas LP may be deemed to beneficially own and share the power to vote an aggregate of 7,084,906 shares of the Issuer's Common Stock, which shares constitute approximately 45.0% of the shares of the Issuer's Common Stock outstanding as of December 3, 1998.

                  T. Gatsas beneficially owns, and has the sole power to vote and dispose of, an aggregate of 900,000 shares of the Issuer's Common Stock, which shares constitute approximately 5.7% of the shares of the Issuer's Common Stock outstanding as of December 3, 1998. Subject to the last paragraph of this
Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger, T. Gatsas may be deemed to beneficially own and share the power to vote an aggregate of 7,084,906 shares of the Issuer's

Common Stock, which shares constitute approximately 45.0% of the shares of the Issuer's Common Stock outstanding as of December 3, 1998.

                  M. Gatsas beneficially owns in the aggregate 900,000 shares of the Issuer's Common Stock, including 818,100 shares of the Issuer's Common Stock held by Gatsas LP, which shares constitute approximately 5.7% of the shares of the Issuer's Common Stock outstanding as of December 3, 1998. M. Gatsas has the sole power to vote and dispose of an aggregate of 900,000 shares of the Issuer's Common Stock, which shares constitute approximately 5.7% of the shares of the Issuer's Common Stock outstanding as of December 3, 1998. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger, M. Gatsas may be deemed to beneficially own and share the power to vote in the aggregate 7,084,906 shares of the Issuer's Common Stock, which shares constitute approximately 45.0% of the shares of the Issuer's Common Stock outstanding as of December 3, 1998.

                  Gatsas LP beneficially owns, and has the sole power to vote and dispose of, an aggregate of 818,100 shares of the Issuer's Common Stock, which shares constitute approximately 5.2% of the shares of the Issuer's Common Stock outstanding as of December 3, 1998. Subject to the last paragraph of this
Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger, Gatsas LP may be deemed to beneficially own and share the power to vote an aggregate of 7,084,906 shares of the Issuer's Common Stock, which shares constitute approximately 45.0% of the shares of the Issuer's Common Stock outstanding as of December 3, 1998.

                  As a result of entering into the Voting Agreement, ADP may be deemed to have shared power to vote or direct the vote of the 7,084,906 shares of the Issuer's Common Stock which are, in the aggregate, beneficially owned by the Reporting Persons. Except as set forth herein, ADP hereby expressly disclaims any beneficial ownership over the Issuer's Common Stock reported herein.

                  The principal business of ADP is computing services and its principal business address is One ADP Boulevard, Roseland, New Jersey, 07068. The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each executive officer and director of ADP are set forth on Schedule 1 attached hereto, which is incorporated herein by reference. The information set forth on
Schedule 1 was provided to the Reporting Persons by ADP.

                  To the best of the Reporting Persons' knowledge, during the last five years, none of ADP or persons listed on Schedule 1 hereto has been convicted in a criminal proceeding.

                  To the best of the Reporting Persons' knowledge, during the last five years, none of ADP or persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  (c) Other than the transactions described herein, none of the Reporting Persons have, nor to the best of the Reporting Persons' knowledge, has ADP, effected any transactions in shares of the Issuer's Common Stock reported herein during the preceding 60 days.

                  (d) To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

                  (e)      Paragraph (e) of Item 5 is not applicable.

                  Each of the Reporting Persons hereby expressly disclaims beneficial ownership over the shares of the Issuer's Common Stock reported herein but held by the other Reporting Persons (including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any such shares), except that (i) Saladrigas does not disclaim beneficial ownership of the 1,437,075 shares held by Saladrigas LP and (ii) M. Gatsas does not disclaim beneficial ownership of the 818,100 shares held by Gatsas LP.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

                  Reference is made to Items 4 and 5 above and the exhibits incorporated herein by reference for a description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to the shares of Common Stock of the Issuer reported herein.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 Joint Filing Agreement, dated December 14, 1998, by and among the Reporting Persons.

                  Exhibit 2 Agreement and Plan of Merger, dated as of December 3, 1998, by and among ADP, ADP Sub, and the Issuer.

                  Exhibit 3 Voting Agreement, dated as of December 3, 1998, by and among ADP and each of the Reporting Persons.

                                   SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    December 14, 1998.

                                          SALADRIGAS FAMILY LIMITED
                                          PARTNERSHIP

                                          By:  SALADRIGAS HERITAGE
                                               INVESTMENTS, INC.,
                                               its general partner

                                          By:   /s/ CARLOS A. SALADRIGAS
                                                --------------------------------
                                                Name: Carlos A. Saladrigas
                                                Title:    President

                                          By:  /s/ CARLOS A. SALADRIGAS
                                                --------------------------------
                                               Name:    Carlos A. Saladrigas

                                          By:  /s/ JOSE M. SANCHEZ
                                                --------------------------------
                                               Name:    Jose M. Sanchez

                                          By:  /s/ MICHAEL J. GATSAS
                                                --------------------------------
                                               Name:     Michael J. Gatsas

                                          By:  /s/ THEODORE L. GATSAS
                                                --------------------------------
                                               Name:     Theodore L. Gatsas

                                          GATSAS FAMILY LIMITED PARTNERSHIP

                                          By:  MJG INVESTMENTS, LLC,
                                               its general partner

                                          By:  /s/ MICHAEL J. GATSAS
                                                --------------------------------
                                               Name: Michael J. Gatsas
                                               Title:   Member

                                   SCHEDULE 1

                      INFORMATION WITH RESPECT TO DIRECTORS
                   AND EXECUTIVE OFFICERS AND DIRECTORS OF ADP

                  The following information set forth the name, business address and present principal occupation of each of the directors and executive officers of ADP. Except as indicated below, the business address of each director and executive officer of ADP is One ADP Boulevard, Roseland, New Jersey 07068-1728. Each of the directors and executive officers of ADP is a citizen of the United States.

                                            BUSINESS ADDRESS AND
        NAME                           PRESENT PRINCIPAL OCCUPATION
        ----                           ----------------------------
DIRECTORS OF ADP
----------------
Gary C. Butler                President and Chief Operating Officer of ADP

Joseph A. Califano, Jr.       Chairman of the Board and President, National
                              Center on Addiction and Substance Abuse at
                              Columbia University
                              152 West 57th Street, 12th Floor
                              New York, New York  10019

Leon G. Cooperman             Chairman and Chief Executive Officer of Omega
                              Advisors, Inc., an investment partnership
                              Wall Street Plaza
                              88 Pine Street, 31st Floor
                              New York, New York  10004

George H. Heilmeier           President and Chief Executive Officer of
                              Bellcore
                              (Bell Communication Research), a research and
                              engineering consortium
                              445 South Street
                              Morristown, New Jersey  07960

Ann Dibble Jordan             Consultant
                              2940 Benton Place, N.W.
                              Washington, DC  20008

Harvey M. Krueger             Vice Chairman of Lehman Brothers,
                              an investment banking firm
                              American Express Tower, 17th Floor
                              New York  NY  10285

                                            BUSINESS ADDRESS AND
        NAME                           PRESENT PRINCIPAL OCCUPATION
        ----                           ----------------------------
Frederic V. Malek             Chairman of Thayer Capital Partners,
                              a merchant banking firm
                              1455 Pennsylvania Avenue, N.W.
                              Suite 350
                              Washington, DC  20004

Henry Taub                    Honorary Chairman and Chairman of the
                              Executive Committee of the Board of ADP
                              300 Frank W. Burr Blvd., 7th Floor
                              Teaneck, New Jersey  07666

Laurence                      A. Tisch Co-Chairman and
                              Co-Chief Executive
                              Officer of Loews
                              Corporation, which is
                              engaged in the consumer
                              products, hotel and
                              insurance business 667
                              Madison Avenue, 7th Floor
                              New York, New York 10021

Arthur F. Weinbach            Chairman of the Board and Chief Executive
                              Officer of ADP

John S. Weston                Honorary Chairman of the Board of ADP

EXECUTIVE OFFICERS OF ADP
-------------------------
James B. Benson               Vice President, General Counsel
                              and Secretary of ADP

Richard C. Berke              Vice President, Human Resources of ADP

Gary C. Butler                President and Chief Operating Officer of ADP

Raymond L. Colotti            Vice President and Treasurer of ADP

Richard J. Daly               Group President, Brokerage Services of ADP

G. Harry Durity               Vice President, Worldwide Development of ADP

Russel Fradin                 Group President, Employer Services of ADP

Eugene A. Hall                Senior Vice President of ADP

Richard J. Haviland           Vice President and Chief Financial Officer of
                              ADP

John P. Hogan                 Group President, Brokerage Services of ADP

                                            BUSINESS ADDRESS AND
        NAME                           PRESENT PRINCIPAL OCCUPATION
        ----                           ----------------------------
S. Michael Martone            Group President, Dealer Services of ADP

Arthur F. Weinbach            Chairman and Chief Executive Officer of ADP

                                  EXHIBIT INDEX

EXHIBIT           DESCRIPTION
-------           -----------

1 Joint Filing Agreement, dated December 14, 1998, by and among the Reporting Persons.

2 Agreement and Plan of Merger, dated as of December 3, 1998, by and among ADP, ADP Sub, and the Issuer.

3 Voting Agreement, dated as of December 3, 1998, by and among ADP and each of the Reporting Persons.